UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

THE BRAZIL FUND, INC.

(Name of Issuer)

Common Stock, Par Value $0.01 per share

(Title of Class of Securities)

105759104

(CUSIP Number)

Bruno Sanglé-Ferrière
Carrousel Capital Ltd.
3A Harrington Road
London SW7 3ES
+ 44 20 7823 7044

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 14, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78402P104

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON CARROUSEL FUND LTD. NO I.R.S. IDENTIFICATION NO.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [X] (a) [ ] (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,565,800 SHARES
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,565,800 SHARES
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,565,800 SHARES
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.52%
14	TYPE OF REPORTING PERSON CO; IV*

                _______________________________________________
                * Not registered under the Investment Company Act of 1940

CUSIP No. 78402P104

NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON CARROUSEL CAPITAL LTD. NO I.R.S. IDENTIFICATION NO.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [X] (a) [ ] (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,565,800 SHARES
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,565,800 SHARES
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,565,800 SHARES
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.52%
14	TYPE OF REPORTING PERSON CO, IA**

           ______________________________________________
          * Not registered under the Investment Company Act of 1940

CUSIP No. 78402P104
1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Bruno Sanglé-Ferrière N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [X] (a) [ ] (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION FRANCE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,565,8 SHARES
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,565,800 SHARES
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,565,800 SHARES
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.52%
14	TYPE OF REPORTING PERSON IN

ITEM 1.        SECURITY AND ISSUER

                     This Statement relates to the shares of Common Stock, $0.01 par value, ("Shares"), of The Brazil Fund, Inc. The principal executive office of Brazil Fund, Inc. is located at 345 Park Avenue, New York, New York 10154.

ITEM 2.        IDENTITY AND BACKGROUND.

                     This Statement is being filed jointly by (a) Carrousel Fund Ltd. (the "Fund"), a Cayman Islands company; (b) Carrousel Capital Ltd. ("Carrousel"), a United Kingdom corporation; and (c) Bruno Sanglé-Ferrière ("Sanglé-Ferrière"), a French citizen deemed to have a controlling interest in Carrousel (Carrousel Fund Ltd., Carrousel Capital Ltd., and Sanglé-Ferrière are sometimes also referred to herein individually as a "Reporting Person" and collectively as "Reporting Persons").

                     Pursuant to General Instruction C and the instructions to Item 2 of this statement, set forth below are the respective names, business addresses, principal present occupations and citizenships of the executive officers and directors of each of the Reporting Persons.

             A.   THE FUND

             (1)     The Fund is a private investment company organized under the laws of the Cayman Islands created to allow investors to take advantage of investment opportunities in closed-end funds and similar investment activities. The address of the Fund's principal business and principal office is Walker House, P.O. Box 265 GT, Mary Street, George Town, Grand Cayman, Cayman Islands.

             (2)     The names, business or residence address, citizenship, and present principal occupation of the Fund's directors are as follows:

NAME: POSITION: BUSINESS ADDRESS:	Brian Wilkinson Director Management International, (Dublin), Europa House Harcourt St Dublin 2 Ireland
CITIZENSHIP: PRINCIPAL OCCUPATION:	Irish Fund administration

NAME: POSITION: BUSINESS ADDRESS:	Andrew Clark Director Roquesaille No1 Bd Theodore Roosevelt Petite afrique Beaulieu sur Mer France
CITIZENSHIP: PRINCIPAL OCCUPATION:	British Investment Banker

NAME: POSITION: BUSINESS ADDRESS:	Pierre-Alexis Cosandier Chairman FLORAM, 5,route de Florissant case postale 91 CH1211 Geneve, Geneve 25 Switzerland
CITIZENSHIP: PRINCIPAL OCCUPATION:	Swiss Financial Adviser

NAME: POSITION: BUSINESS ADDRESS:	Daniel Emery Director FIDAG Immeuble continental 3965 Crans montana Switzerland
CITIZENSHIP: PRINCIPAL OCCUPATION:	Swiss Tax Advisor

NAME: POSITION: BUSINESS ADDRESS:	André Paulin Director Balzac Partners 3 rue du Faubourg St Honoré 75008 Paris France
CITIZENSHIP: PRINCIPAL OCCUPATION:	French Consultant

             B.    Carrousel

             (1)     Carrousel is organized under of the laws of the United Kingdom and is the investment manager of the Fund, subject to the overall control of the Board of Directors of the Fund. Carrousel is regulated in the United Kingdom by the Financial Services Authority (FSA) and is registered in the United States with the National Futures Association (NFA) as a Commodity Trading Advisor and a Commodity Pool Operator. The address of Carrousel's principal business and principal office is 3A Harrington Road, London SW7 3ES, United Kingdom.

             (2)     The names, business or residence address, citizenship, and present principal occupation of Carrousel's principal is as  follows:

Name: Position: Business Address: Citizenship: Principal Occupation:	Bruno Sanglé-Ferrière Principal, Carrousel Capital Ltd. 3A Harrington Road, London SW7 3ES, United Kingdom French Portfolio Manager

             C.    SANGLE-FERRIERE

             Sanglé-Ferrière owns 50% of the outstanding equity of Carrousel and 100% of the voting equity of Carrousel.  Sanglé-Ferrière principal occupation is that of a portfolio manager of the Fund and principal of Carrousel Capital Ltd. The business or residence address, citizenship and present occupation of Sanglé-Ferrière as required by this Item 2 are furnished in Part B of this Item 2.

             During the last five years none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, the executive officers, directors or controlling persons of any Reporting Person have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or have been parties to any civil, judicial or administrative proceeding as a result of which any Reporting Person or such executive officer, director or controlling person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                        The funds used to purchase the Shares described in this statement were acquired through open-market purchases and were derived from the Fund's investment capital. The aggregate amount of the funds used to purchase all of the Shares owned by the Fund is $19,412,250 (exclusive of brokerage commissions). All dollar amounts are in United States dollars.

ITEM 4.         PURPOSE OF TRANSACTION.

                        The Shares beneficially owned by the Reporting Persons were purchased for investment. The Reporting Persons may acquire additional securities or dispose of the securities of The Brazil Fund, Inc. from time to time. One or more of the Reporting Persons may submit a stockholder proposal for consideration by The Brazil Fund Inc's stockholders at the 2003 annual meeting of stockholders and for inclusion in the Fund's proxy statement relating thereto. Alternatively, one or more of the Reporting Persons may seek to have a special meeting of the stockholders called at which they will submit a stockholder proposal for consideration by the Fund's stockholders and for inclusion in the Fund's proxy statement relating thereto. In either case, the proposals may be to (but is not restricted to) (i) terminate the Investment Advisory and Management Agreement between The Brazil Fund, Inc. and its current investment adviser; (ii) put forth candidates for election to the Board of Directors of The Brazil Fund, Inc.; (iii) and/or (without limitation) to convert The Brazil Fund, Inc. to open end status. This filing, in lieu of filing on Schedule 13G, is occasioned solely by the Reporting Person's possible submission of a stockholder proposal. The securities of the Fund acquired and held by the Reporting Persons were acquired in the ordinary course of business and, except as described herein, were not acquired for the purpose of or with the effect of changing or influencing the control of the Fund and were not acquired in connection with or as a participant in any transaction having such purpose or effect. Other than as set forth above, none of the Reporting Persons or, in the case of non-individual Reporting Persons, any of their directors or executive officers identified in Item 2, have any present plans or proposals which relate to or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D (although they reserve the right to develop any such plans or proposals).

ITEM 5.         INTEREST IN SECURITIES OF THE ISSUER.

                        The number of Shares which may be deemed to be jointly beneficially owned by the Reporting Persons are as follows:
Shares Deemed to be Beneficially Owned By:	Nature of Ownership	Percentage of Class
(A) FUND
1,565,800	Shared Voting and Dispositive Power	9.52%
		9.52%
(B) Carrousel
1,585,800	Shared Voting and Shared Dispositive Power	9.52%
		9.52%
(C) Sanglé-Ferrière
1,565,800	Shared Voting and Shared Dispositive Power (2)	9.52%
		9.52%

____________________
(1)      Sanglé-Ferrière is deemed to posses a controlling interest in Carrousel Capital Ltd. and thus could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

          TRANSACTIONS

         The following transactions in the Shares have been effected by the Reporting Persons or to the best knowledge of the Reporting Persons, by any executive officer, director, affiliate or subsidiary thereof during the last 60 days, except the following transactions, each of which was made in connection with open-market purchases with respect to the Company's Shares.
Reporting Person	Sale/ Purchase	Date	No. of Shares	Price Per Share
Carrousel Fund	Purchase	19/02/2003	10,000	10.4773
Carrousel Fund	Purchase	21/02/2003	14,000	10.5043
Carrousel Fund	Purchase	27/02/2003	8,400	10.4895
Carrousel Fund	Purchase	27/02/2003	15,000	10.5267
Carrousel Fund	Purchase	28/02/2003	6,000	10.695
Carrousel Fund	Purchase	06/03/2003	8,400	10.7612
Carrousel Fund	Purchase	11/03/2003	12,200	10.7025
Carrousel Fund	Purchase	11/03/2003	56,200	10.8
Carrousel Fund	Purchase	12/03/2003	32,000	10.7191
Carrousel Fund	Purchase	13/03/2003	28,100	11.1252
Carrousel Fund	Sale	14/03/2003	28,100	11.1752
Carrousel Fund	Purchase	17/03/2003	24,000	11.4099
Carrousel Fund	Sale	18/03/2003	33,000	11.4712
Carrousel Fund	Purchase	18/03/2003	9,000	11.4933
Carrousel Fund	Purchase	18/03/2003	13,000	11.5758
Carrousel Fund	Purchase	19/03/2003	107,800	11.4009
Carrousel Fund	Sale	20/03/2003	300,000	11.44
Carrousel Fund	Purchase	20/03/2003	76,100	11.3039
Carrousel Fund	Purchase	21/03/2003	5,000	11.52
Carrousel Fund	Purchase	21/03/2003	5,000	11.69
Carrousel Fund	Purchase	24/03/2003	6,700	11.6272
Carrousel Fund	Purchase	26/03/2003	2,000	11.75
Carrousel Fund	Purchase	27/03/2003	11,600	11.609
Carrousel Fund	Purchase	28/03/2003	11,000	11.9153
Carrousel Fund	Purchase	31/03/2003	30,100	11.8748
Carrousel Fund	Purchase	31/03/2003	5,000	11.82
Carrousel Fund	Purchase	31/03/2003	1,000	11.9
Carrousel Fund	Sale	01/04/2003	50,000	12
Carrousel Fund	Purchase	01/04/2003	4,000	12.115
Carrousel Fund	Purchase	01/04/2003	11,700	11.873
Carrousel Fund	Purchase	02/04/2003	26,000	12.4923
Carrousel Fund	Purchase	03/04/2003	3,800	12.55
Carrousel Fund	Purchase	03/04/2003	8,000	12.5975
Carrousel Fund	Purchase	04/04/2003	10,000	12.60
Carrousel Fund	Purchase	04/04/2003	3,000	12.58
Carrousel Fund	Purchase	09/04/2003	14,300	12.60
Carrousel Fund	Purchase	10/04/2003	322,000	12.60
Carrousel Fund	Purchase	10/04/2003	7,500	12.55
Carrousel Fund	Purchase	14/04/2003	1,000	12.62
Carrousel Fund	Purchase	14/04/2003	439,100	12.50

No separate transactions were undertaken by Carrousel Capital Ltd. or Sanglé-Ferrière during the above time period.

ITEM 6.         Contracts, Arrangements, Understandings or Relations With Respect to Securities of the Issuer.

                       None.

ITEM 7.         Materials Filed as Exhibits.

                       The following exhibits are attached hereto:

                       Exhibit 1- Joint Filing Agreement of the Reporting Persons

                       Exhibit 2- Power of Attorney for Carrousel Fund Ltd.

                       Exhibit 3- Power of Attorney for Carrousel Capital Ltd.

                       Exhibit 4- Power of Attorney for Bruno Sanglé-Ferrière.

SIGNATURES

     The undersigned certify, after reasonable inquiry and to the best knowledge and belief of the undersigned, that the information set forth in this Statement is true, complete and correct. The undersigned agree to the filing of this single Statement on Schedule 13D.

                                                                                      CARROUSEL FUND LTD.

Date: April  18, 2003                                                  By: /s/ Christopher D. Christian
                                                                                          Christopher D. Christian
                                                                                          Attorney-in-Fact*

                                                                                     CARROUSEL CAPITAL LTD.

Date: April  18, 2003                                                  By: /s/ Christopher D. Christian
                                                                                          Christopher D. Christian
                                                                                          Attorney-in-Fact*

                                                                                     BRUNO SANGLE-FERRIERE

Date: April  18, 2003                                                  By: /s/ Christopher D. Christian
                                                                                          Christopher D. Christian
                                                                                          Attorney-in-Fact*

*Pursuant to Power of Attorney filed herein.